UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No         ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR 2Q19 Passenger Traffic Increased 4.7% YoY

in Mexico, 6.1% in Puerto Rico and 14.9% in Colombia

Mexico City, July 22, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and six-month periods ended June 30, 2019.

2Q19 Highlights1

●	Passenger traffic in Mexico rose 4.7% YoY, reflecting increases of 9.3% and 0.7% in domestic and international traffic, respectively, principally driven by Cancun Airport.

●	Traffic in Puerto Rico (Aerostar) increased 6.1% YoY, supported by increases of 5.5% in domestic traffic and 11.4% in international traffic.

●	Traffic in Colombia (Airplan) rose 14.9% YoY, driven by growth of 14.3% in domestic traffic and 18.5% in international traffic.

●	Consolidated commercial revenues per passenger reached Ps.99.7.

●	Consolidated EBITDA increased 16.3% YoY, reaching Ps.2,745.0 million. Excluding a one-time insurance claim recovery of Ps.162.6 million in Puerto Rico during 2Q19 in connection with Hurricane Maria in 2017, consolidated EBITDA would have increased 9.4% YoY to Ps.2,582.4 million.

●	Cash position at year-end was Ps.4,851.3 million. Net Debt to LTM EBITDA stood at 0.9x.

●	Paid Ps.10.0 peso per share cash dividend totaling Ps.3.0 billion

2Q19 Earnings Call

Date & Time: Tuesday, July 23, 2019 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-866-548-4713 (Toll-Free) and 1-323-794-2093 (International & Mexico). Access Code: 9908128.

Replay: Tuesday, July 23 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, July 30, 2019. Dial-in number: 1-844-512-2921 Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 9908128

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three-and six-month periods ended June 30, 2019, and the equivalent three- and six-month periods ended June 30, 2018. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for by the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.2087 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COL$167.75 = Ps. 1.00 Mexican pesos (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 16 of this report.

Table 1: Financial & Operational Highlights [1]
	Second Quarter		% Var
	2018	2019
Financial Highlights
Total Revenue	3,887,392	4,069,379	4.7
Mexico	2,579,526	2,777,678	7.7
San Juan	831,818	784,432	(5.7)
Colombia	476,048	507,269	6.6
Commercial Revenues per PAX	99.7	99.7	0.0
Mexico	115.5	115.4	(0.1)
San Juan	109.8	114.4	4.2
Colombia	38.6	40.6	5.2
EBITDA	2,359,840	2,745,049	16.3
Net Income	1,098,404	1,523,506	38.7
Majority Net Income	1,086,332	1,426,741	31.3
Earnings per Share (in pesos)	3.6211	4.7558	31.3
Earnings per ADS (in US$)	1.8851	2.4759	31.3
Capex	407,185	170,830	(58.0)
Cash & Cash Equivalents	3,688,908	4,851,261	31.5
Net Debt	12,907,507	9,295,296	(28.0)
Net Debt / LTM EBITDA	1.49	0.92	(38.5)
Operational Highlights
Passenger Traffic
Mexico	8,332,943	8,727,405	4.7
San Juan	2,277,680	2,417,300	6.1
Colombia	2,495,862	2,868,929	14.9

ASUR 2Q19 Page 1 of 24

Passenger Traffic

ASUR’s 2Q19 total passenger traffic increased 6.9% YoY reaching 14.0 million passengers driven by increases of 4.7% in Mexico, 6.1% in Puerto Rico, and 14.9% in Colombia.

Passenger traffic growth of 4.7% YoY in Mexico reflects increases of 9.3% and 0.7% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, with increases of 5.3% and 1.1% in domestic and international traffic, respectively. The majority of ASUR’s other Mexican airports also contributed to higher traffic. Note that during 2019, the impact of Holy Week on passenger traffic in Mexico began on April 12, while in 2018 it began in March.

Traffic in Puerto Rico increased 6.1% YoY, recovering following the impact of Hurricane Maria, which hit the island in September 2017. Domestic traffic increased 5.5% YoY while international traffic rose 11.4%.

Colombia reported a 14.9% YoY increase in total traffic driven by growth of 14.3% and 18.5% in domestic and international traffic, respectively. Rionegro Airport in Medellin was the main driver of traffic growth, reporting increases of 18.1% and 18.5% in domestic and international traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Mexico	8,332,943	8,727,405	4.7	16,854,859	17,450,634	3.5
- Cancun	6,392,782	6,554,989	2.5	12,937,983	13,214,393	2.1
- 8 Other Airports	1,940,161	2,172,416	12.0	3,916,876	4,236,241	8.2
Domestic Traffic	3,923,529	4,287,115	9.3	7,382,487	7,897,876	7.0
- Cancun	2,203,247	2,319,867	5.3	4,032,505	4,219,050	4.6
- 8 Other Airports	1,720,282	1,967,248	14.4	3,349,982	3,678,826	9.8
International Traffic	4,409,414	4,440,290	0.7	9,472,372	9,552,758	0.8
- Cancun	4,189,535	4,235,122	1.1	8,905,478	8,995,343	1.0
- 8 Others Airports	219,879	205,168	(6.7)	566,894	557,415	(1.7)
Total San Juan, Puerto Rico	2,277,680	2,417,300	6.1	4,135,978	4,717,808	14.1
Domestic Traffic	2,031,833	2,143,342	5.5	3,714,790	4,216,167	13.5
International Traffic	245,847	273,958	11.4	421,188	501,641	19.1
Total Colombia	2,495,862	2,868,929	14.9	4,880,688	5,614,966	15.0
Domestic Traffic	2,111,042	2,413,058	14.3	4,123,159	4,757,830	15.4
International Traffic	384,820	455,871	18.5	757,529	857,136	13.1
Total Traffic	13,106,485	14,013,634	6.9	25,871,525	27,783,408	7.4
Domestic Traffic	8,066,404	8,843,515	9.6	15,220,436	16,871,873	10.9
International Traffic	5,040,081	5,170,119	2.6	10,651,089	10,911,535	2.4
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar, operator of LMM Airport in Puerto Rico, to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate Airplan’s operations on a line by line basis. On May 25, 2018, ASUR acquired an additional 7.58% ownership stake in Airplan, bringing its total share ownership in Airplan to 100.0%.

ASUR 2Q19 Page 2 of 24

Table 3: Summary of Consolidated Results
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Revenues	3,887,392	4,069,379	4.7	7,803,965	8,170,729	4.7
Aeronautical Services	2,259,322	2,425,088	7.3	4,464,018	4,801,230	7.6
Non-Aeronautical Services	1,420,201	1,522,412	7.2	2,819,679	3,088,919	9.5
Total Revenues Excluding Construction Revenues	3,679,523	3,947,500	7.3	7,283,697	7,890,149	8.3
Construction Revenues [1]	207,869	121,879	(41.4)	520,268	280,580	(46.1)
Total Operating Costs & Expenses	2,090,054	1,984,125	(5.1)	3,809,225	3,910,102	2.6
Other Income		162,630	n/a		204,074	n/a
Operating Profit	1,797,338	2,247,884	25.1	3,994,740	4,464,701	11.8
Operating Margin	46.2%	55.2%	900 bps	51.2%	54.6%	345 bps
Adjusted Operating Margin [2]	48.8%	56.9%	810 bps	54.8%	56.6%	174 bps
EBITDA	2,359,840	2,745,049	16.3	4,815,514	5,407,958	12.3
EBITDA Margin	60.7%	67.5%	675 bps	61.7%	66.2%	448 bps
Adjusted EBITDA Margin [3]	64.1%	69.5%	540 bps	66.1%	68.5%	243 bps
Net Income	1,098,404	1,523,506	38.7	2,565,489	3,042,656	18.6
Majority Net Income	1,086,332	1,426,741	31.3	2,540,960	2,895,189	13.9
Earnings per Share	3.6211	4.7558	31.3	8.4699	9.6506	13.9
Earnings per ADS in US$	1.8851	2.4759	31.3	4.4094	5.0241	13.9

Total Commercial Revenues per Passenger [4]	99.7	99.7	0.0	99.8	102.2	2.4
Commercial Revenues	1,315,392	1,406,447	6.9	2,598,944	2,857,685	10.0
Commercial Revenues from Direct Operations per Passenger [5]	18.8	21.6	14.8	18.5	21.7	17.1
Commercial Revenues Excl. Direct Operations per Passenger	80.9	78.2	(3.4)	81.3	80.5	(1.0)

1 Construction revenues for Airplan in 2Q18 include the actual construction revenues which is equal to the construction cost of Ps.166.7 million and an estimate to the downside of income derived from the valuation of the intangible asset to present value (construction income) of Ps.183.7 million, according to IFRIC 12. Construction revenues for Airplan in 2Q19 are equal to the construction cost of Ps.37.2 million.

2 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating profit divided by total revenues excluding construction services revenues.

3 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

4 Passenger figures include transit and general aviation passengers for Mexico, Puerto Rico, and Colombia.

5 Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 2Q19 rose 4.7% YoY, or Ps.182.0 million to Ps.4,069.4 million, mainly driven by increases of:

●	7.3% in revenues from aeronautical services to Ps.2,425.1 million. Mexico contributed with Ps.1,615.8 million, while Puerto Rico and Colombia contributed with Ps.460.2 million and Ps.349.1 million, respectively; and
●	7.2% in revenues from non-aeronautical services to Ps.1,522.4 million, mainly due to the 6.9% increase in commercial revenues. Mexico contributed with Ps.1,122.1 million in revenues from non-aeronautical services, while Puerto Rico and Colombia contributed with Ps.279.5 million and Ps.120.9 million, respectively.

This was partially offset by a 41.4%, or Ps.86.0 million, decline in revenues from construction services. This was mainly due to a decrease in construction revenues in Colombia and Puerto Rico, as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 7.3% YoY to Ps.3,947.5 million. Mexico contributed with 69.4% of total revenues excluding revenues from construction services, while Puerto Rico and Colombia represented 18.7% and 11.9%, respectively.

Commercial Revenues in 2Q19 increased 6.9% YoY to Ps.1,406.4 million, mainly reflecting the 6.9% increase in total passenger traffic. Commercial revenues in Mexico rose 4.5% to Ps.1,011.0 million, mainly driven by the opening of new commercial spaces, including duty free, retail, food and beverages, and car rentals, among others. Likewise, Puerto Rico reported a YoY increase of 10.6% to Ps.276.6 million in commercial revenues, and Colombia an increase of 20.9% to Ps.118.9 million.

ASUR 2Q19 Page 3 of 24

Commercial Revenues per Passenger remained practically unchanged at Ps.99.7 in 2Q19. Mexico contributed with commercial revenues per passenger of Ps.115.4 in 2Q19, Puerto Rico with Ps.114.4, and Colombia with Ps.40.6. Commercial revenues per passenger declined 0.1% in Mexico and increased 4.2% in Puerto Rico and 5.2% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 2Q19 declined 5.1% YoY, or Ps.105.9 million, to Ps.1,984.1 million.

Excluding construction costs, operating costs and expenses increased 0.6%, or Ps.11.2 million, year-on-year, reflecting the following variations:

●	A 6.1%, or Ps.54.8 million, increase in Mexico reflecting higher energy and maintenance costs, along with increases in technical assistance and concession costs;

●	A 0.5%, or Ps.2.7 million decline in Puerto Rico mainly due to a lower maintenance provision; and

●	A 9.8%, or Ps.40.9 million, decline in Colombia composed of: i) a Ps.18.5 million decline in the the provision for labor litigation expenses for employees of a contractor created in previous years, partially offset by a Ps.6.3 million increase in the maintenance provision for the future replacement of fixed assets as per IFRIC12 and ii) a 19.7%, or Ps.38.3 million, decline in depreciation and amortization principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis instead of the percentage of completion method which implied variations in the accumulated amortization rate of the concession. This was partially offset by the recognition starting March 2018 of the amortization of the concession resulting from the valuation of ASUR’s investment in Airplan.

Cost of Services rose by 0.9%, or Ps.8.8 million. In Mexico, cost of services increased 7.5% YoY, or Ps.34.5 million, mainly reflecting higher maintenance expenses, along with increased energy costs resulting from higher consumption and utility tariffs. By contrast, cost of services in Colombia declined 10.1%, or Ps.14.5 million, principally due to a Ps.18.5 million decline in the provision for labor litigation expenses for employees of a contractor created in previous years, partially offset by a Ps.6.3 million increase in the maintenance provision for the future replacement of fixed assets as per IFRIC12. Cost of services in Puerto Rico declined 3.3%, or Ps.11.2 million.

Construction Costs declined by 49.0% YoY, or Ps.117.1 million. This was mainly driven by declines of 64.7%, or Ps.82.3 million in Puerto Rico and 59.0%, or Ps.53.5 million in Colombia, partially offset by an increase of 88.6%, or Ps.18.7 million in Mexico.

G&A Expenses, which reflect administrative expenses in Mexico, increased 2.6% YoY mainly reflecting higher salaries, partly offset by a decline in travel expenses and professional fees.

Consolidated Technical Assistance increased 6.8% YoY, mainly reflecting EBITDA growth in Mexico, excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees increased 9.9% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 2Q19 also reflect increases in Puerto Rico and Colombia.

Depreciation and Amortization declined 5.4%, or Ps.28.5 million, principally due to a Ps.38.3 million, or 19.7% decline in Colombia, resulting mainly from the change in the amortization methodology, which as of January 1, 2019 is on a straight line rather than a percentage of completion basis. This was partially offset by the recognition starting March 2018 of the amortization of the concession resulting from the valuation of ASUR’s investment in Airplan under IFRS 3. By contrast, depreciation and amortization in Mexico increased 1.7%, or Ps.3.0 million increase, while Puerto Rico reported an increase of 4.3%, or Ps.6.9 million, mainly from the recognition starting March 2018 of the amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3, while.

ASUR 2Q19 Page 4 of 24

Consolidated Operating Profit and EBITDA

In 2Q19, ASUR reported a Consolidated Operating Profit of Ps.2,247.9 million and Operating Margin of 55.2%. This was principally due to increases of 7.3%, or Ps.165.8 million, in aeronautical revenues, and 7.2%, or Ps.102.2 million in non-aeronautical revenues. Mexico reported an operating profit of 1,783.0 million, Puerto Rico of Ps.372.6 million, and Colombia Ps.92.3 million.

Additionally, during 2Q19 Puerto Rico benefited from a Ps.162.6 million insurance claim recovery in connection with Hurricane Maria in 2017. Excluding this one-time income, operating profit for Puerto Rico in 2Q19 would have been Ps.210.0 million, and consolidated operating profit would have been Ps.2,085.3 million.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and is calculated as operating profit divided by total revenues less construction services revenues, was 56.9% in 2Q19 compared with 48.8% in 2Q19.

EBITDA increased 16.3%, or Ps.385.2 million, to Ps.2,745.0 million in 2Q19. EBITDA increased 6.9%, or Ps.126.8 million in Mexico, 59.5%, or Ps.202.2 million in Puerto Rico, and 29.3%, or Ps.56.2 million in Colombia. 2Q19 EBITDA Margin was 67.5% compared to 60.7% in 2Q18. Excluding the Ps.162.6 million one-time income discussed above, consolidated EBITDA for 2Q19 would have been Ps.2,582.4 million and EBITDA for Puerto Rico would have been Ps.379.4 million, representing YoY increases of 9.4% and 11.7%, respectively.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 69.5% in 2Q19 compared to 64.1% in 2Q18.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Interest Income	80,617	87,877	9.0	150,862	199,036	31.9
Interest Expense	(304,425)	(273,731)	(10.1)	(615,931)	(558,135)	(9.4)
Foreign Exchange Gain (Loss), Net	27,670	8,291	(70.0)	72,587	(9,808)	n/a
Total	(196,138)	(177,563)	(9.5)	(392,482)	(368,907)	(6.0)

In 2Q19, ASUR reported a Ps.177.6 million Consolidated Comprehensive Financing Loss, compared to a Ps.196.1 million loss in 2Q18.

Interest expense declined by Ps.30.7 million during the period, or 10.1%, mainly reflecting a Ps.16.4 million decline in interest payments in Mexico as the Company paid down loans in June and November 2018, together with a Ps.16.6 million decline in interest payments in Colombia, reflecting a loan payments in 2H18. Interest income increased Ps.7.3 million, or 9.0%, reflecting a higher cash balance in the quarter.

In 2Q19, ASUR reported a foreign exchange gain of Ps.8.3 million, resulting from the 1.3% quarterly average appreciation of the Mexican peso against the U.S. dollar together with a lower U.S. dollar foreign currency net asset position. This compares to a Ps.27.7 million foreign exchange gain in 2Q18 resulting from the 7.3% quarterly average Mexican peso depreciation during that period on a higher foreign currency net asset position.

Income Taxes

Income Taxes for 2Q19 increased by Ps.44.0 million year-over-year, principally due to the combination of following factors:

●	A Ps.65.8 million YoY decline in deferred income taxes, mainly reflecting the reduction in the tax rate used for the calculation of deferred income taxes in Colombia from 33% to 30% resulting from the fiscal reform enacted on December 23, 2018. This was partially offset by a decrease in the tax benefit in Mexico resulting from a change in the tax amortization rate on the concessioned assets starting in the second quarter of

ASUR 2Q19 Page 5 of 24

2018. Lower deferred income taxes also reflect the increase in the inflation rate from a deflation of 1.2% in 2Q18 to inflation of 0.1% in 2Q19.

●	A Ps.111.0 million increase in income taxes, reflecting mainly a tax gain in Colombia in 2018 resulting from a change in tax legislation according to Decree 2235 published on December 27, 2017. This was partly offset by a higher taxable income base for Cancun Airport and Cancun Airport Services in Mexico.

Majority Net Income

Majority Net Income for 2Q19 increased by 31.3% or Ps.340.4 million, to Ps.1,426.7 million from Ps.1,086.3 million in 2Q18. Earnings per common share for the quarter were Ps.4.7558 and earnings per ADS (EPADS) were US$2.4759 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.6211 and earnings per ADS of US$1.8851 for the same period last year.

Net Income

Net Income for 2Q19 increased by 38.7%, or Ps.425.1 million, to Ps.1,523.5 million from Ps.1,098.4 million in 2Q19.

Consolidated Financial Position

On June 30, 2019, airport concessions represented 87.1% of the Company’s total assets, with current assets representing 12.0% and other assets representing 0.9%.

As of June 30, 2019, ASUR had cash and cash equivalents of Ps.4,851.3 million, a 5.8% increase from Ps.4,584.5 million at December 31, 2018. Puerto Rico contributed with Ps.831.9 million in cash and cash equivalents in 2Q19 and Colombia with Ps.285.4 million.

As of June 30, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,897.1 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.589.7 million, and iv) a minority interest of Ps.5,324.2 million within stockholders 'equity.

Furthermore, the valuation of ASUR’s investment in Airplan resulted in the following effects on the balance sheet as of June 30, 2019: i) the recognition of a net intangible asset of Ps.1,325.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.213.7 million, and iv) Ps.613.6 million from the recognition of bank loans at fair value.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity of approximately Ps.213.5 million (Ps.37.7 million by majority interest and Ps.175.8 by minority interest).

Stockholders’ equity at the close of 2Q19 was Ps.36,432.4 million and total liabilities were Ps.19,151.3 million, representing 65.5% and 34.5% of total assets, respectively. Deferred liabilities represented 16.0% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.14,146.6 million to Ps.14,500.4 million on December 31, 2018. On June 30, 2019, 28.3% of ASUR’s total debt was denominated in Mexican pesos, 49.6% in U.S. Dollars (at Aerostar) and 22.1% in Colombian pesos.

Net Debt to LTM EBITDA stood at 0.9x at the close of 2Q19, while the Interest Coverage ratio was 9.6x as of June 30, 2019. This compares with Net Debt to LTM EBITDA of 1.0x and an Interest Coverage Ratio of 8.7x as of December 31, 2018.

ASUR 2Q19 Page 6 of 24

Table 5: Consolidated Debt Indicators
	June 30, 2018	December 31, 2018	June 30, 2019
Leverage
Total Debt / LTM EBITDA (Times) [1]	1.9	1.5	1.4
Total Net Debt / LTM EBITDA (Times) [2]	1.5	1.0	0.9
Interest Coverage Ratio [3]	7.6	8.7	9.6
Total Debt	16,596,416	14,500,381	14,146,557
Short-term Debt	573,726	500,105	441,002
Long-term Debt	16,022,689	14,000,276	13,705,555
Cash & Cash Equivalents	3,688,908	4,584,507	4,851,261
Total Net Debt [4]	12,907,507	9,915,874	9,295,296

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2019	2020	2021 / 23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	Upon expiration	$PMx	Tiie + 1.25%	—	—	2,000.0	—	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	—	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	—	5.3	17.1	162.9	185.3
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.2	5.3	18.3	153.8	182.6
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	5,250.0	12,000.0	44,250.0	81,000.0	142,500.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	3,570.0	8,160.0	30,090.0	55,077.0	96,897.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	3,150.0	7,200.0	26,550.0	48,600.0	85,500.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	1,295.0	2,960.0	10,915.0	19,980.0	35,150.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	1,295.0	2,960.0	10,915.0	19,980.0	35,150.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	280.0	640.0	2,360.0	4,320.0	7,600.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	280.0	640.0	2,360.0	4,320.0	7,600.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF [1] + 4	280.0	640.0	2,360.0	4,320.0	7,600.0

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Mexican syndicated loans were contracted in October 2017, Puerto Rico bonds were contracted in March 2013 and June 2015 respectively, and the syndicated loan from Colombia was contracted in June 2015 with a three-year grace period.

Capex

During 2Q19, ASUR made capital investments of Ps.170.8 million, of which Ps.53.8 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This also includes investments of Ps.57.7 million made by Aerostar at LMM Airport in Puerto Rico and investments of Ps.59.3 million made by Airplan in Colombia.

In 2Q18, ASUR made capital investments of Ps.407.2 million, of which Ps.130.6 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for Terminal 4 at Cancun Airport. Capex also included investments of Ps.201.0 million made by Aerostar in Puerto Rico and of Ps.75.6 million by Airplan in Colombia.

ASUR 2Q19 Page 7 of 24

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Passenger	8,370	8,761	4.7	16,931	17,519	3.5

Total Revenues	2,579,526	2,777,678	7.7	5,176,901	5,570,097	7.6
Aeronautical Services	1,489,342	1,615,807	8.5	2,987,189	3,213,359	7.6
Non-Aeronautical Services	1,069,080	1,122,059	5.0	2,156,844	2,302,736	6.8
Construction Revenues	21,104	39,812	88.6	32,868	54,002	64.3
Total Revenues Excluding Construction Revenues	2,558,422	2,737,866	7.0	5,144,033	5,516,095	7.2

Total Commercial Revenues	967,052	1,011,015	4.5	1,942,584	2,080,724	7.1
Commercial Revenues from Direct Operations	192,656	208,197	8.1	385,233	419,049	8.8
Commercial Revenues Excluding Direct Operations	774,396	802,818	3.7	1,557,351	1,661,675	6.7

Total Commercial Revenues per Passenger	115.5	115.4	(0.1)	114.7	118.8	3.5
Commercial Revenues from Direct Operations per Passenger [1]	23.0	23.8	3.2	22.8	23.9	5.1
Commercial Revenues Excl. Direct Operations per Passenger	92.5	91.6	(1.0)	92.0	94.9	3.1

Note: For purposes of this table, approximately 36.8 and 33.7 thousand transit and general aviation passengers are included in 2Q18 and 2Q19, respectively, and 76.0 and 68.6 thousand transit and general aviation passengers are included in 6M18 and 6M19.

[1]Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

Mexico Revenues

Mexico Revenues for 2Q19 increased 7.7% YoY to Ps.2,777.7 million. Excluding construction, revenues rose 7.0% YoY, reflecting the following increases:

●	8.5% in revenues from aeronautical services, principally due to the 4.7% increase in passenger traffic; and

●	5.0% in revenues from non-aeronautical services, principally reflecting the 4.5% growth in commercial revenues.

Commercial Revenues rose 4.5% YoY, mainly due to the 4.7% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on Table 8.

Commercial Revenues per Passenger for 2Q19 declined 0.1% YoY to Ps.115.4 from Ps.115.5 in 2Q18.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 7 new commercial spaces at Cancun Airport, and four commercial spaces at its other eight Mexican airports. More details of these openings can be found on page 20 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since June 30, 2018.
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q19	6M19
Teleservices	26.4%	8.9%	Cancun	7
Ground Transportation	12.8%	16.9%	Retail Operations	4
Advertising Revenues	11.3%	25.9%	Food and Beverage Operations	1
Other Revenue	9.8%	11.0%	Other Revenue	2
Food and Beverage Operations	8.2%	10.3%	8 Others Airport	4
Car Rental Revenues	7.5%	9.1%	Retail Operations	2
Parking Lot Fees	4.2%	9.4%	Car Rental Revenues	2
Retail Operations	3.5%	5.7%	Mexico	11
Duty Free	0.0%	3.6%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banking and Currency Exchange Services	(0.9%)	(6.2%)
Total Commercial Revenues	4.5%	7.1%

ASUR 2Q19 Page 8 of 24

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Cost of Services	459,871	494,376	7.5	845,262	928,397	9.8
Administrative	59,037	60,555	2.6	117,302	120,879	3.0
Technical Assistance	96,324	102,946	6.9	197,569	211,028	6.8
Concession Fees	115,848	125,056	7.9	231,505	248,915	7.5
Depreciation and Amortization	168,995	171,948	1.7	337,072	343,006	1.8
Operating Costs and Expenses Excluding Construction Costs	900,075	954,881	6.1	1,728,710	1,852,225	7.1
Construction Costs	21,104	39,812	88.6	32,868	54,002	64.3
Total Operating Costs & Expenses	921,179	994,693	8.0	1,761,578	1,906,227	8.2

Total Mexico Operating Costs and Expenses for 2Q19 increased 8.0% YoY. This includes construction costs, which rose 88.6%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 6.1% to Ps.954.9 million.

Cost of Services rose 7.5% YoY, mainly due to higher maintenance costs and energy expenses resulting from both higher consumption and tariffs.

Administrative expenses increased by 2.6% YoY, principally as a result of higher salaries, partially offset by a decline in travel expenses and fees to third parties.

The 6.9% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 7.9%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 1.7% YoY, reflecting higher investments to-date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Interest Income	97,536	96,163	(1.4)	180,693	186,015	2.9
Interest Expense	(118,360)	(102,007)	(13.8)	(237,007)	(207,366)	(12.5)
Foreign Exchange Gain (Loss), Net	27,976	8,275	(70.4)	72,386	(10,010)	n/a
Total	7,152	2,431	(66.0)	16,072	(31,361)	n/a

ASUR’s Mexico operations reported a Ps.2.4 million Comprehensive Financing Gain, compared to a Ps.7.2 million gain in 2Q18. Mexican operations reported a foreign exchange gain of Ps.8.3 million in the quarter, resulting from the 1.3% quarterly average Mexican peso appreciation against the U.S. dollar on a lower foreign currency net asset position, compared with a Ps.28.0 million foreign exchange gain in 2Q18, resulting from the 7.3% quarterly average Mexican peso depreciation during that period and a higher foreign currency net asset position.

In addition, interest expense declined 13.8% YoY to Ps.102.0 million as the Company paid down debt between June and November 2018. Furthermore, interest income declined 1.4%, reflecting a lower cash balance.

ASUR 2Q19 Page 9 of 24

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	2,579,526	2,777,678	7.7	5,176,901	5,570,097	7.6
Total Revenues Excluding Construction Revenues	2,558,422	2,737,866	7.0	5,144,033	5,516,095	7.2
Operating Profit	1,658,347	1,782,985	7.5	3,415,323	3,663,870	7.3
Operating Margin	64.3%	64.2%	(10 bps)	66.0%	65.8%	(19 bps)
Adjusted Operating Margin [1]	64.8%	65.1%	30 bps	66.4%	66.4%	3 bps
Net Profit [2]	1,142,229	1,251,252	9.5	2,453,501	2,561,060	4.4
EBITDA	1,828,172	1,954,932	6.9	3,752,529	4,006,876	6.8
EBITDA Margin	70.9%	70.4%	(49 bps)	72.5%	71.9%	(55 bps)
Adjusted EBITDA Margin [3]	71.5%	71.4%	(5 bps)	72.9%	72.6%	(31 bps)

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

2 Net Income for 2Q19 and 2Q18 include gains of Ps.268.5 million and Ps.66.8 million, respectively from the participation in the results of Aerostar in Puerto Rico. Airplan in Colombia contributed with gains of Ps.89.1 million and Ps.94.5 million in 2Q19 and 2Q18, respectively.

3 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Mexico reported an Operating Profit of Ps.1,783.0 million in 2Q19, resulting in an Operating Margin of 64.2% compared with 64.3% in 2Q18 reflecting lower cost dilution.

Adjusted Operating Margin in 2Q19, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 65.1%, compared to 64.8% in 2Q18.

EBITDA increased 6.9% to Ps.1,954.9 million from Ps.1,828.2 million in 2Q18, resulting in an EBITDA Margin of 70.4% in 2Q19, compared with 70.9% in 2Q18.

During 2Q19, ASUR’s operations in Mexico recognized Ps.39.8 million in “Construction Revenues,” a year-on-year increase of 88.6%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, declined 5 bps to 71.4%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of June 30, 2019 totaled Ps.3,364.5 million, with an average tariff per workload unit of Ps.190.51 (December 2016 pesos), accounting for approximately 60.2% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 2Q19, ASUR’s operations in Mexico made capital investments of Ps.53.8 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.130.5 million in 2Q18.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented in this report reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

ASUR 2Q19 Page 10 of 24

As of June 30, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,897.1 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.589.7 million, and iv) a minority interest of Ps.5,324.2 million within stockholders 'equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2018	2019		2018	2019
Total Passenger	2,278	2,417	6.1	4,136	4,718	14.1

Total Revenues	831,818	784,432	(5.7)	1,474,366	1,636,691	11.0
Aeronautical Services	451,976	460,152	1.8	863,992	915,668	6.0
Non-Aeronautical Services	252,765	279,456	10.6	473,401	553,816	17.0
Construction Revenues	127,077	44,824	(64.7)	136,973	167,207	22.1
Total Revenues Excluding Construction Revenues	704,741	739,608	4.9	1,337,393	1,469,484	9.9

Total Commercial Revenues	250,006	276,570	10.6	468,334	548,143	17.0
Commercial Revenues from Direct Operations	54,940	61,535	12.0	96,340	120,193	24.8
Commercial Revenues Excluding Direct Operations	195,066	215,035	10.2	371,994	427,950	15.0

Total Commercial Revenues per Passenger	109.8	114.4	4.2	113.2	116.2	2.6
Commercial Revenues from Direct Operations per Passenger [1]	24.1	25.5	5.5	23.3	25.5	9.4
Commercial Revenues Excl. Direct Operations per Passenger	85.6	89.0	3.9	89.9	90.7	0.9
Figures in pesos at the average exchange rate Ps.19.1206 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 2Q19 declined 5.7% YoY to Ps.784.4 million, mainly due to the 64.7%, or Ps.82.3 million YoY decline in construction revenues. This was partially offset by the following increases:

●	1.8% in revenues from aeronautical services; and
●	10.6% in revenues from non-aeronautical services, principally reflecting the 10.6% increase in commercial revenues.

Commercial Revenues per Passenger increased to Ps.114.4 from Ps.109.8 in 2Q18.

Twelve commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2018
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q19	6M19
Ground Transportation	194.9%	267.1%	Retail Operations	4
Advertising Revenues	142.6%	79.8%	Food and Beverage Operations	5
Car Rental Revenues	13.7%	15.7%	Car Rental Revenues	1
Food and Beverage Operations	12.6%	17.7%	Other Revenue	2
Retail Operations	12.5%	26.1%	Total Commercial Spaces	12
Duty Free	4.1%	4.0%
Banking and Currency Exchange Services	0.0%	0.0%
Teleservices	0.0%	0.0%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Parking Lot Fees	(6.3%)	(2.6%)
Other Revenue	(18.1%)	3.3%
Total Commercial Revenues	10.6%	17.0%

ASUR 2Q19 Page 11 of 24

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2018	2019		2018	2019
Cost of Services	338,278	327,107	(3.3)	652,353	643,284	(1.4)
Concession Fees	33,325	34,896	4.7	64,432	69,989	8.6
Depreciation and Amortization	160,755	167,633	4.3	312,074	327,273	4.9
Operating Costs and Expenses Excluding Construction Costs	532,358	529,636	(0.5)	1,028,859	1,040,546	1.1
Construction Costs	127,077	44,824	(64.7)	136,973	167,207	22.1
Total Operating Costs & Expenses	659,435	574,460	(12.9)	1,165,832	1,207,753	3.6
Figures in pesos at the average exchange rate Ps.19.1206 = US. 1.00

Total Operating Costs and Expenses at LMM Airport in 2Q19, declined 12.9% YoY to Ps.574.5 million. During 2Q19, Aerostar reported construction costs of Ps.44.8 million, reflecting capital investments in concessioned assets. Excluding construction costs, operating costs and expenses declined 0.5% to Ps.529.6 million.

Cost of Services declined 3.3% YoY, reflecting a decline in the maintenance provision.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.1.6 million, to Ps.34.9 million from Ps.33.3 million in 2Q18. In line with the concession agreement, starting in 2018, the concession fee is based on revenues and impacts results.

Depreciation and Amortization increased by 4.3%, or Ps.6.9 million, mainly reflecting the recognition starting March 2018 of the amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss) In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Interest Income	968	3,127	223.0	977	6,986	615.0
Interest Expense	(125,753)	(124,480)	(1.0)	(253,553)	(252,570)	(0.4)
Total	(124,785)	(121,353)	(2.8)	(252,576)	(245,584)	(2.8)

Figures in pesos at the average exchange rate Ps.19.1206 = US. 1.00

During 2Q19, LMM Airport reported a Ps.121.4 million Comprehensive Financing Loss, compared with a Ps.124.8 million loss in 2Q18, mainly reflecting interest rate movements and the impact from the valuation to present value of future obligations under IFRIC 12 and NIC 37.

On February 22, 2013, and as part of the financing of the concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of June 30, 2019, the remaining balance was US$46.1 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of June 30, 2019, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

ASUR 2Q19 Page 12 of 24

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Operating Profit & EBITDA In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	831,818	784,432	(5.7)	1,474,366	1,636,691	11.0
Total Revenues Excluding Construction Revenues	704,741	739,608	4.9	1,337,393	1,469,484	9.9
Other Income		162,630	n/a		204,074	n/a
Operating Profit	172,383	372,602	116.1	308,534	633,012	105.2
Operating Margin	20.7%	47.5%	2678 bps	20.9%	38.7%	1775 bps
Adjusted Operating Margin [1]	24.5%	50.4%	2592 bps	23.1%	43.1%	2001 bps
Net Profit	39,052	241,913	519.5	41,046	368,668	798.2
EBITDA	339,748	541,968	59.5	651,624	962,018	47.6
EBITDA Margin	40.8%	69.1%	2825 bps	44.2%	58.8%	1458 bps
Adjusted EBITDA Margin 2	48.2%	73.3%	2507 bps	48.7%	65.5%	1674 bps

Note: Figures in pesos at the average exchange rate Ps.19.1206 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 2Q19 increased to Ps.372.6 million, with Operating Margin expanding to 47.5% from 20.7% in 2Q18, reflecting higher operating leverage. Operating profit also benefited from a Ps.162.6 million insurance claim recovery in connection with the loss resulting from Hurricane Maria in 2017. Excluding this one-time item, operating profit in 2Q19 would have increased to Ps.210.0 million.

EBITDA increased 59.5% to Ps.542.0 million from Ps.339.7 million in 2Q18, and EBITDA Margin expanded to 69.1% in 2Q19 from 40.8% in 2Q18. Adjusted EBITDA Margin, excluding IFRIC12, increased to 73.3% in 2Q19 from 48.2% in 2Q18. Excluding the Ps.162.6 million one-time income discussed above, EBITDA for 2Q19 would have been Ps.379.4 million, representing a YoY increase 11.7%.

Puerto Rico Capital Expenditures

During 2Q19, Aerostar invested Ps.57.7 million to modernize LMM Airport, compared with investments of Ps.66.8 million in 2Q18.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity of Ps.213.5 million (Ps.37.7 million at the controlling entity and Ps.175.8 million minority interest).

The following discussion compares Airplan's independent results for the three- and six-month periods ended June 30, 2019 and 2018.

ASUR 2Q19 Page 13 of 24

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet as of June 30, 2019: i) the recognition of a net intangible asset of Ps.1,325.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.213.7 million, and iv) Ps.613.6 million from the recognition of bank loans at fair value.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six Months		% Chg.
	2018	2019		2018	2019
Total Passenger	2,544	2,925	15.0	4,977	5,736	15.3

Total Revenues	476,048	507,269	6.6	1,152,698	963,941	(16.4)
Aeronautical Services	318,004	349,129	9.8	612,837	672,203	9.7
Non-Aeronautical Services	98,356	120,897	22.9	189,434	232,367	22.7
Construction Revenues [1]	59,688	37,243	(37.6)	350,427	59,371	(83.1)
Total Revenues Excluding Construction Revenues	416,360	470,026	12.9	802,271	904,570	12.8
Total Commercial Revenues	98,334	118,862	20.9	188,026	228,818	21.7
Total Commercial Revenues per Passenger	38.6	40.6	5.2	37.8	39.9	5.6

Figures in pesos at an average exchange rate of COP.169.6755 – Ps.1.00

For purpose of this table, approximately 48.5 and 56.2 thousand transit and general aviation passengers are included in 2Q18 and 2Q19.

1 Construction revenues for Airplan 2Q18 include the actual construction revenues which is equal to the construction cost of Ps.166.7 million and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.183.7 million, according to IFRIC 12. Construction revenues for Airplan 2Q19 are equal to the construction cost of Ps.37.2 million.

Colombia Revenues

Total Colombia Revenues for 2Q19 increased 6.6% YoY to Ps.507.3 million. Excluding construction services revenues, revenues rose 12.9% mainly reflecting the following increases:

●	9.8% in revenues from aeronautical services; and
●	22.9% in revenues from non-aeronautical services, mainly due to the 20.9% increase in commercial revenues.

Commercial Revenues per Passenger increased 5.2% year-on-year to Ps.40.6 from 38.6 in 2Q18.

As shown in Table 21, during the last twelve months, 31 new commercial spaces were opened in Colombia. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2018
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q19	6M19
Retail Operations	80.5%	60.1%	Retail Operations	12
Car Rental Revenues	67.1%	92.8%	Food and Beverage Operations	2
Parking Lot Fees	60.1%	47.5%	Banking and Currency Exchange Services	3
Food and Beverage Operations	25.1%	141.0%	Other Revenue	14
Teleservices	5.4%	6.4%	Total Commercial Spaces	31
Advertising Revenues	0.2%	(2.0%)
Duty Free	0.0%	0.0%
Other Revenue	(6.2%)	(1.2%)
Ground Transportation	(8.2%)	(0.8%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banking and Currency Exchange Services	(20.1%)	(1.2%)
Total Commercial Revenues	20.9%	21.7%

ASUR 2Q19 Page 14 of 24

Table 22: Airplan, Colombia Operating Costs and Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Cost of Services	144,145	129,613	(10.1)	234,906	289,562	23.3
Technical Assistance	1,436	1,494	4.0	3,821	2,848	(25.5)
Concession Fees	78,860	90,770	15.1	152,183	173,095	13.7
Depreciation and Amortization	194,194	155,852	(19.7)	324,186	271,246	(16.3)
Operating Costs and Expenses Excluding Construction Costs	418,635	377,729	(9.8)	715,096	736,751	3.0
Construction Costs	90,805	37,243	(59.0)	166,719	59,371	(64.4)
Total Operating Costs & Expenses	509,440	414,972	(18.5)	881,815	796,122	(9.7)
Note: Figures in pesos at an average exchange rate of COL.169.6755 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 18.5% YoY in 2Q19 to Ps.415.0 million. Excluding construction costs, operating costs and expenses declined 9.8% to Ps.377.7 million.

Cost of Services declined 10.1% YoY, or Ps.14.5 million, mainly reflecting a Ps.18.5 million decline in the provision for litigation expenses for employees of a contractor created in previous years, partially offset by a Ps.6.3 million increase in the maintenance provision for future replacement of assets in line with IFRIC 12.

Construction Costs declined 59.0% YoY to Ps.37.2 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, increased 15.1% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization declined by 19.7%, or Ps.38.3 million, principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis instead of the percentage of completion method which implied variations in the accumulated amortization rate of the concession. This was partially offset by the recognition starting March 2018 of the amortization of the concession resulting from the valuation of ASUR’s investment in Airplan.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Airplan, Colombia, Comprehensive Financing Gain (Loss) In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Interest Income	1,281	4,224	229.7	2,782	38,771	1,293.6
Interest Expense	(79,480)	(62,881)	20.9	(158,961)	(130,935)	17.6
Foreign Exchange Gain (Loss), Net	(306)	16	n/a	201	202	0.5
Total	(78,505)	(58,641)	25.3	(155,978)	(91,962)	41.0

Figures in pesos at the average exchange rate Ps.169.6755 = US. 1.00

During 2Q19, Airplan reported a Ps.58.6 million Comprehensive Financing Loss, compared with a Ps.78.5 million loss in 2Q18, mainly reflecting lower interest expenses resulting from debt payments in 3Q18 and 4Q18.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period, with a net balance of a Ps.3,230.4, including a Ps.32.6 million capital payment during the quarter.

ASUR 2Q19 Page 15 of 24

Colombia Operating Profit and EBITDA

Table 24: Airplan, Colombia Profit & EBITDA In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2018	2019		2018	2019
Total Revenue	476,048	507,269	6.6	1,152,698	963,941	(16.4)
Total Revenues Excluding Construction Revenues	416,360	470,026	12.9	802,271	904,570	12.8
Operating Profit	(33,392)	92,297	n/a	270,883	167,819	(38.0)
Operating Margin	(7.0%)	18.2%	2521 bps	23.5%	17.4%	(609 bps)
Adjusted Operating Margin [1]	(8.0%)	19.6%	2766 bps	33.8%	18.6%	(1521 bps)
Net Profit	(82,877)	30,341	n/a	70,942	112,928	59.2
EBITDA	191,920	248,149	29.3	411,361	439,064	6.7
EBITDA Margin	40.3%	48.9%	860 bps	35.7%	45.5%	986 bps
Adjusted EBITDA Margin [2]	46.1%	52.8%	670 bps	51.3%	48.5%	(274 bps)

Figures in pesos at an average exchange rate of COL.169.6755 = Ps.1.00 mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

During 2Q19, Airplan reported an Operating Gain of Ps.92.3 million compared with Ps.33.4 million operating loss in 2Q18. Operating Margin expanded to 18.2% in 2Q19 from negative 7.0% in 2Q18. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 19.6% in 2Q19 from negative 8.0% in 2Q18, reflecting the 6.6% increase in revenues along with an 18.5% decline in costs.

EBITDA increased 29.3% to Ps.248.1 million from Ps.191.9 million in 2Q18, mainly reflecting a Ps.53.7 million increase in revenues while expenses declined Ps.2.6 million during the period.

EBITDA Margin increased to 48.9% in 2Q19, from 40.3% in 2Q18. Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 52.8% in 2Q19, from 46.1% in 2Q18.

Colombia Capital Expenditures

During 2Q19, Airplan made capital expenditures of Ps.59.3 million compared with Ps.75.7 million in 2Q18.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 2Q19 amounted to Ps.349.1 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs”

ASUR 2Q19 Page 16 of 24

represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be

ASUR 2Q19 Page 17 of 24

required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q19 Page 18 of 24

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Second Quarter		% Chg	Six - Months		% Chg
		2018	2019		2018	2019
Domestic Traffic		3,923,529	4,287,115	9.3	7,382,487	7,897,876	7.0
CUN	Cancun	2,203,247	2,319,867	5.3	4,032,505	4,219,050	4.6
CZM	Cozumel	36,738	58,241	58.5	72,993	98,229	34.6
HUX	Huatulco	166,236	202,144	21.6	327,869	369,708	12.8
MID	Merida	545,305	657,806	20.6	1,054,366	1,228,490	16.5
MTT	Minatitlan	50,905	36,784	(27.7)	94,567	70,619	(25.3)
OAX	Oaxaca	190,988	247,651	29.7	400,875	467,244	16.6
TAP	Tapachula	75,065	95,239	26.9	145,059	180,920	24.7
VER	Veracruz	362,181	356,619	(1.5)	681,137	671,981	(1.3)
VSA	Villahermosa	292,864	312,764	6.8	573,116	591,635	3.2
International Traffic		4,409,414	4,440,290	0.7	9,472,372	9,552,758	0.8
CUN	Cancun	4,189,535	4,235,122	1.1	8,905,478	8,995,343	1.0
CZM	Cozumel	100,255	80,527	(19.7)	241,714	229,186	(5.2)
HUX	Huatulco	17,754	18,456	4.0	102,068	101,068	(1.0)
MID	Mérida	51,164	47,098	(7.9)	114,498	106,672	(6.8)
MTT	Minatitlan	1,786	1,951	9.2	3,357	3,725	11.0
OAX	Oaxaca	20,159	32,302	60.2	47,540	68,157	43.4
TAP	Tapachula	4,000	3,232	(19.2)	8,295	6,370	(23.2)
VER	Veracruz	16,200	16,441	1.5	31,742	32,406	2.1
VSA	Villahermosa	8,561	5,161	(39.7)	17,680	9,831	(44.4)
Total Traffic México		8,332,943	8,727,405	4.7	16,854,859	17,450,634	3.5
CUN	Cancun	6,392,782	6,554,989	2.5	12,937,983	13,214,393	2.1
CZM	Cozumel	136,993	138,768	1.3	314,707	327,415	4.0
HUX	Huatulco	183,990	220,600	19.9	429,937	470,776	9.5
MID	Merida	596,469	704,904	18.2	1,168,864	1,335,162	14.2
MTT	Minatitlan	52,691	38,735	(26.5)	97,924	74,344	(24.1)
OAX	Oaxaca	211,147	279,953	32.6	448,415	535,401	19.4
TAP	Tapachula	79,065	98,471	24.5	153,354	187,290	22.1
VER	Veracruz	378,381	373,060	(1.4)	712,879	704,387	(1.2)
VSA	Villahermosa	301,425	317,925	5.5	590,796	601,466	1.8

US Passenger Traffic, San Juan Airport (LMM)
		Second Quarter		% Chg	Six - Months		% Chg
		2018	2019		2018	2019
SJU Total [1]		2,277,680	2,417,300	6.1	4,135,978	4,717,808	14.1
Domestic Traffic		2,031,833	2,143,342	5.5	3,714,790	4,216,167	13.5
International Traffic		245,847	273,958	11.4	421,188	501,641	19.1

Colombia, Passenger Traffic Airplan
		Second Quarter		% Chg	Six - Months		% Chg
		2018	2019		2018	2019
Domestic Traffic		2,111,042	2,413,058	14.3	4,123,159	4,757,830	15.4
MDE	Medellín (Rio Negro)	1,483,659	1,752,638	18.1	2,885,896	3,445,225	19.4
EOH	Medellín	252,687	252,109	(0.2)	502,626	509,668	1.4
MTR	Montería	218,493	238,656	9.2	427,257	472,767	10.7
APO	Carepa	85,664	93,014	8.6	171,151	180,079	5.2
UIB	Quibdó	49,602	54,918	10.7	94,522	104,357	10.4
CZU	Corozal	20,937	21,723	3.8	41,707	45,734	9.7
International Traffic		384,820	455,871	18.5	757,529	857,136	13.1
MDE	Medellín (Rio Negro)	384,820	455,871	18.5	757,529	857,136	13.1
EOH	Medellín	—	—	—	—	—	—
MTR	Montería	—	—	—	—	—	—
APO	Carepa	—	—	—	—	—	—
UIB	Quibdó	—	—	—	—	—	—
CZU	Corozal	—	—	—	—	—	—
Total Traffic Colombia		2,495,862	2,868,929	14.9	4,880,688	5,614,966	15.0
MDE	Medellín (Rio Negro)	1,868,479	2,208,509	18.2	3,643,425	4,302,361	18.1
EOH	Medellín	252,687	252,109	(0.2)	502,626	509,668	1.4
MTR	Montería	218,493	238,656	9.2	427,257	472,767	10.7
APO	Carepa	85,664	93,014	8.6	171,151	180,079	5.2
UIB	Quibdó	49,602	54,918	10.7	94,522	104,357	10.4
CZU	Corozal	20,937	21,723	3.8	41,707	45,734	9.7

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 2Q19 Page 19 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces
(Pag. 1/1)
ASUR Retail and Other Commercial Space Opened since June 30, 2018[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Welcome Bar	Food and Beverage	September 2018
MINI MARKET (Tienda ODC)	Retail	March 2019
Todo a $10 usd (Bisuteria)	Retail	March 2019
Business Lounge (T4) Internacional	Other Revenue	April 2019
Business Lounge (T4) Nacional	Other Revenue	April 2019
Sunglass Hut	Retail	April 2019
Gold Elements	Retail	May 2019
Cozumel
Tiendas Tropicales	Retail	September 2018
Turismo Gargo	Car Rental	September 2018
Oaxaca
Ramiro Ocampo Arellano	Retail	September 2018
Tapachula
Alquiladora de Vehiculos Automotores	Car Rental	December 2018
SAN JUAN, PUERTO RICO
Casa Avila	Food and Beverage	July 2018
La Fonda Criolla	Food and Beverage	August 2018
ATM Santander	Other Revenue	August 2018
Cabrera Car and Truck Rental	Car Rental	October 2018
Sunny Planet	Retail	December 2018
VIP Lounge	Other Revenue	December 2018
Carl's Jr.	Food and Beverage	January 2019
Invicta	Retail	May 2019
Invicta	Retail	May 2019
The Destillery	Retail	June 2019
Metropol	Food and Beverage	June 2019
Grab at the Gate	Food and Beverage	June 2019
COLOMBIA
Rionegro
AMERICAN AIRLINES INC SUCURSAL COLOMBIA	Other Revenue	July 2018
SCOTIABANK COLPATRIA S.A	Banking and Currency Exchange Services	July 2018
SAPIA CI SAS	Retail	December 2018
SAPIA CI SAS	Retail	January 2019
AEROREPUBLICA S.A.	Other Revenue	April 2019
ABC AEROLINEAS SA DE CV SUCURSAL COLOMBIA	Other Revenue	May 2019
AIR EUROPA LINEAS AEREAS SOCIEDAD ANONIMA	Other Revenue	May 2019
Olaya herrera
CENTRAL CHARTER DE COLOMBIA	Other Revenue	November 2018
ELKIN LEONCIO CASTAÑO CIRO	Retail	December 2018
DEPARTAMENTO DE ANTIOQUIA	Other Revenue	April 2019
Monteria
SAPIA CI SAS	Retail	December 2018
SAPIA CI SAS	Retail	December 2018
DAVIVIENDA S.A	Banking and Currency Exchange Services	February 2019
Quibdo
AEROEJECUTIVOS DE ANTIOQUIA S. A	Other Revenue	September 2018
SATENA	Other Revenue	October 2018
MARCAPASOS S.A.S	Other Revenue	May 2019
RENTERIA PALACIO EDWARD FRANCISCO	Food and Beverage	May 2019
Carepa

Corozal
FIGUEROA GOMEZ WISTON	Food and Beverage	September 2018
AEROVIAS DEL CONTINENTE AMERICANO S.A. AVIANCA	Other Revenue	October 2018
AEROVIAS DEL CONTINENTE AMERICANO S.A. AVIANCA	Other Revenue	October 2018
SECURITAS COLOMBIA S.A.	Other Revenue	October 2018
SERVICIOS AEROPORTUARIOS INTEGRADOS - SAI LTDA	Other Revenue	October 2018
Centro de Servicios
DISTRIBUIDORA PASTEUR S.A	Retail	July 2018
COMPAÑIA MANUFACTURERA MANISOL S A	Retail	July 2018
SAFELA GROUP S.A.S.	Retail	August 2018
RED DE SERVICIOS DE OCCIDENTE S.A	Banking and Currency Exchange Services	August 2018
OSORIO CARVAJAL DIANA CAROLINA	Retail	August 2018
NUBIA CORDOBA DE MORENO	Retail	September 2018
CUEROS VELEZ S.A.S	Retail	October 2018
COMPAÑIA MANUFACTURERA MANISOL S A	Retail	February 2018
* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q19 Page 20 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican pesos

Item	2Q 2018	2Q 2018 Per Workload Unit	2Q 2019	2Q 2019 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,122,628	173.9	1,164,042	175.4	3.7	0.9
Non-Aeronautical Revenues	981,742	152.1	1,031,590	155.4	5.1	2.2
Construction Services Revenues	10,565	1.6	9,302	1.4	(12.0)	(12.5)
Total Revenues	2,114,935	327.7	2,204,934	332.2	4.3	1.4
Operating Profit	1,268,577	196.6	1,305,549	196.7	2.9	0.1
EBITDA	1,382,223	214.2	1,421,551	214.2	2.8	—
Merida
Aeronautical Revenues	113,926	180.0	146,265	191.7	28.4	6.5
Non-Aeronautical Revenues	31,540	49.8	33,229	43.6	5.4	(12.4)
Construction Services Revenues	—	—	13,618	17.8	n/a	n/a
Other [2]	18	—	23	—	27.8	n/a
Total Revenues	145,484	229.8	193,135	253.1	32.8	10.1
Operating Profit	71,075	112.3	92,702	121.5	30.4	8.2
EBITDA	83,100	131.3	104,777	137.3	26.1	4.6
Villahermosa
Aeronautical Revenues	48,905	158.3	66,586	200.0	36.2	26.3
Non-Aeronautical Revenues	15,376	49.8	14,145	42.5	(8.0)	(14.7)
Construction Services Revenues	563	1.8	1,430	4.3	154.0	138.9
Other [2]	30	0.1	24	0.1	(20.0)	—
Total Revenues	64,874	209.9	82,185	246.8	26.7	17.6
Operating Profit	27,963	90.5	41,342	124.2	47.8	37.2
EBITDA	35,497	114.9	49,001	147.2	38.0	28.1
Other Airports [3]
Aeronautical Revenues	203,883	192.9	238,914	204.0	17.2	5.8
Non-Aeronautical Revenues	40,422	38.2	43,095	36.8	6.6	(3.7)
Construction Services Revenues	9,976	9.4	15,462	13.2	55.0	40.4
Other [2]	52	—	76	0.1	46.2	n/a
Total Revenues	254,333	240.6	297,547	254.1	17.0	5.6
Operating Profit	99,876	94.5	129,543	110.6	29.7	17.0
EBITDA	135,502	128.2	165,618	141.4	22.2	10.3
Holding & Service Companies [4]
Construction Services Revenues	—	n/a	—	n/a	n/a	n/a
Other [2]	469,419	n/a	521,943	n/a	11.2	n/a
Total Revenues	469,419	n/a	521,943	n/a	11.2	n/a
Operating Profit	190,856	n/a	213,849	n/a	12.0	n/a
EBITDA	191,850	n/a	213,985	n/a	11.5	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(469,517)	n/a	(522,066)	n/a	11.2	n/a
Total Mexico
Aeronautical Revenues	1,489,342	176.2	1,615,807	181.5	8.5	3.0
Non-Aeronautical Revenues	1,069,080	126.5	1,122,059	126.0	5.0	(0.4)
Construction Services Revenues	21,104	2.5	39,812	4.5	88.6	80.0
Total Revenues	2,579,526	305.2	2,777,678	312.0	7.7	2.2
Operating Profit	1,658,347	196.2	1,782,985	200.2	7.5	2.0
EBITDA	1,828,172	216.3	1,954,932	219.6	6.9	1.5
San Juan Puerto Rico, US [5]
Aeronautical Revenues	451,976	n/a	460,152	n/a	1.8	n/a
Non-Aeronautical Revenues	252,765	n/a	279,456	n/a	10.6	n/a
Construction Services Revenues	127,077	n/a	44,824	n/a	(64.7)	n/a
Total Revenues	831,818	n/a	784,432	n/a	(5.7)	n/a
Operating Profit	172,383	n/a	372,602	n/a	116.1	n/a
EBITDA	339,749	n/a	541,968	n/a	59.5	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	—	n/a	—	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	318,004	n/a	349,129	n/a	9.8	n/a
Non-Aeronautical Revenues	98,356	n/a	120,897	n/a	22.9	n/a
Construction Services Revenues	59,688	n/a	37,243	n/a	(37.6)	n/a
Total Revenues	476,048	n/a	507,269	n/a	6.6	n/a
Operating Profit	(33,392)	n/a	92,297	n/a	(376.4)	n/a
EBITDA	191,919	n/a	248,149	n/a	29.3	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment		n/a	—	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,259,322	n/a	2,425,088	n/a	7.3	n/a
Non-Aeronautical Revenues	1,420,201	n/a	1,522,412	n/a	7.2	n/a
Construction Services Revenues	207,869	n/a	121,879	n/a	(41.4)	n/a
Total Revenues	3,887,392	n/a	4,069,379	n/a	4.7	n/a
Operating Profit	1,797,338	n/a	2,247,884	n/a	25.1	n/a
EBITDA	2,359,840	n/a	2,745,049	n/a	16.3	n/a

1 Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

2 Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

3 Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

4 Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

5 Reflects the results of operation of San Juan Airport, Puerto Rico, US for 2Q2019.

6 Reflects the results of operation of Airplan, Colombia, for 2Q2019.

ASUR 2Q19 Page 21 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to June 30, 2019 and 2018
Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2018	2019	Chg	2018	2019	Chg
Revenues
Aeronautical Services	4,464,018	4,801,230	7.6	2,259,322	2,425,088	7.3
Non-Aeronautical Services	2,819,679	3,088,919	9.5	1,420,201	1,522,412	7.2
Construction Services	520,268	280,580	(46.1)	207,869	121,879	(41.4)
Total Revenues	7,803,965	8,170,729	4.7	3,887,392	4,069,379	4.7

Operating Expenses
Cost of Services	1,732,521	1,861,243	7.4	942,294	951,096	0.9
Cost of Construction	336,560	280,580	(16.6)	238,986	121,879	(49.0)
General and Administrative Expenses	117,302	120,879	3.0	59,037	60,555	2.6
Technical Assistance	201,390	213,876	6.2	97,760	104,440	6.8
Concession Fee	448,120	491,999	9.8	228,033	250,722	9.9
Depreciation and Amortization	973,332	941,525	(3.3)	523,944	495,433	(5.4)
Total Operating Expenses	3,809,225	3,910,102	2.6	2,090,054	1,984,125	(5.1)

Other Revenues		204,074	n/a		162,630	n/a

Operating Income	3,994,740	4,464,701	11.8	1,797,338	2,247,884	25.1

Comprehensive Financing Cost	(392,482)	(368,907)	(6.0)	(196,138)	(177,563)	(9.5)

Income Before Income Taxes	3,602,258	4,095,794	13.7	1,601,200	2,070,321	29.3

Provision for Income Tax	894,181	1,051,374	17.6	393,974	504,021	27.9
Provision for Asset Tax	466		n/a	233		n/a
Deferred Income Taxes	142,122	1,764	(98.8)	108,589	42,794	(60.6)

Net Income for the Year	2,565,489	3,042,656	18.6	1,098,404	1,523,506	38.7

Majority Net Income	2,540,960	2,895,189	13.9	1,086,332	1,426,741	31.3
Non- controlling interests	24,529	147,467	501.2	12,072	96,765	701.6

Earning per Share	8.4699	9.6506	13.9	3.6211	4.7558	31.3
Earning per American Depositary Share (in U.S. Dollars)	4.4094	5.0241	13.9	1.8851	2.4759	31.3
Exchange Rate per Dollar Ps. 19.2087

ASUR 2Q19 Page 22 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of June 30, 2019 and December 31, 2018
Thousands of Mexican pesos

Item	June 2019	December 2018	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	4,851,261	4,584,507	266,754	5.8
Cash and cash equivalents restricted	271,464	47,332	224,132	473.5
Accounts Receivable, net	592,406	793,110	(200,704)	(25.3)
Recoverable Taxes and Other Current Assets	944,287	575,963	368,324	63.9
Total Current Assets	6,659,418	6,000,912	658,506	11.0

Non Current Assets
Machinery, Furniture and Equipment, net	505,221	558,480	(53,259)	(9.5)
Intangible assets, airport concessions and Goodwill-Net	48,389,339	49,586,322	(1,196,983)	(2.4)
Document Receivable	29,735	36,107	(6,372)	(17.6)
Total Assets	55,583,713	56,181,821	(598,108)	(1.1)

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	264,269	313,576	(49,307)	(15.7)
Bank Loans and short term debt	441,002	500,105	(59,103)	(11.8)
Accrued Expenses and Others Payables	1,681,082	1,594,541	86,541	5.4
Total Current Liabilities	2,386,353	2,408,222	(21,869)	(0.9)

Long Term Liabilities
Bank Loans	7,001,566	7,042,598	(41,032)	(0.6)
Long Term Debt	6,703,989	6,957,678	(253,689)	(3.6)
Deferred Income Taxes	3,048,550	3,081,667	(33,117)	(1.1)
Employee Benefits	10,886	10,267	619	6.0
Total Long Term Liabilities	16,764,991	17,092,210	(327,219)	(1.9)
	—	—	—
Total Liabilities	19,151,344	19,500,432	(349,088)	(1.8)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	—	—
Legal Reserve	1,616,533	1,366,867	249,666	18.3
Mayority Net Income for the Period	2,895,189	4,987,601	(2,092,412)	(42.0)
Cumulative Effect of Conversion of Foreign Currency	(2,955)	189,791	(192,746)	(101.6)
Retained Earnings	16,531,952	14,794,650	1,737,302	11.7
Non- Controlling interests	7,624,374	7,575,204	49,170	0.6
Total Stockholders' Equity	36,432,369	36,681,389	(249,020)	(0.7)

Total Liabilities and Stockholders' Equity	55,583,713	56,181,821	(598,108)	(1.1)
Exchange Rate per Dollar Ps. 19.2087

ASUR 2Q19 Page 23 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash flow as of June 30, 2019 and 2018
Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2018	2019	Chg	2018	2019	Chg
Operating Activities
Income Before Income Taxes	3,602,258	4,095,794	13.7	1,601,200	2,070,321	29.3
Items Related with Investing Activities:
Depreciation and Amortization	973,332	941,525	(3.3)	523,944	495,433	(5.4)
Interest Income	(150,862)	(199,036)	31.9	(80,616)	(87,876)	9.0
Interest payables	626,965	558,135	(11.0)	315,458	273,731	(13.2)
Foreign Exchange Gain (loss), net unearned	322	17,316	5,277.6	117,099	1,432	(98.8)
Sub-Total	5,052,015	5,413,734	7.2	2,477,085	2,753,041	11.1
Increase in Trade Receivables	151,695	269,975	78.0	307,594	361,052	17.4
Decrease in Recoverable Taxes and other Current Assets	(78,273)	(178,797)	128.4	49,874	(56,218)	n/a
Income Tax Paid	(1,099,767)	(1,116,734)	1.5	(565,657)	(440,077)	(22.2)
Trade Accounts Payable	(40,079)	38,762	n/a	(263,570)	(92,602)	(64.9)

Net Cash Flow Provided by Operating Activities	3,985,591	4,426,940	11.1	2,005,326	2,525,196	25.9

Investing Activities
Investments in Associates	(326,444)		n/a	(326,444)		n/a
Loans granted to Associates
Restricted cash	102,896	(229,870)	n/a	102,896	(239,012)	n/a
Investments in Machinery, Furniture and Equipment, net	(1,006,430)	(441,133)	(56.2)	(407,185)	(170,830)	(58.0)
Interest Income	147,102	184,630	25.5	78,366	110,580	41.1

Net Cash Flow used by Investing Activities	(1,082,876)	(486,373)	(55.1)	(552,367)	(299,262)	(45.8)

Excess Cash to Use in Financing Activities	2,902,715	3,940,567	35.8	1,452,959	2,225,934	53.2

Bank Loans paid		(66,346)	n/a		(32,574)	n/a
Long term debt paid	(317,203)	(102,690)	(67.6)		208,389	n/a
Interest paid	(1,650,091)	(504,777)	(69.4)	(1,565,429)	(404,154)	(74.2)
Dividends Paid	(2,034,000)	(3,000,000)	47.5	(2,034,000)	(3,000,000)	47.5
Increase in capital	110,033		n/a	110,033		n/a

Net Cash Flow used by Financing Activities	(3,891,261)	(3,673,813)	(5.6)	(3,489,396)	(3,228,339)	(7.5)

Net Increase in Cash and Cash Equivalents	(988,546)	266,754	n/a	(2,036,437)	(1,002,405)	(50.8)

Cash and Cash Equivalents at Beginning of Period	4,677,454	4,584,507	(2.0)	5,725,345	5,853,666	2.2

Cash and Cash Equivalents at the End of Period	3,688,908	4,851,261	31.5	3,688,908	4,851,261	31.5

ASUR 2Q19 Page 24 of 24

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 23, 2019